FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                 Commission File Number: 0-28970

                             COLT TELECOM GROUP plc
             (Exact name of registrant as specified in its charter)

        Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       12% Senior Discount Notes due 2006
            (Title of each class of securities covered by this Form)

  American Depositary Shares, representing the right to receive four Ordinary
                        Shares, nominal value 2.5p each
                    Ordinary Shares, nominal value 2.5p each
         Warrants to purchase Ordinary Shares, nominal value 2.5p each
                      2% Senior Convertible Notes due 2005
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)         X       Rule 12h-3(b)(1)(i)                 X
                           ---                                         ---
                           ---                                         ---
Rule 12g-4(a)(1)(ii)                Rule 12h-3(b)(1)(ii)
                           ---                                         ---
                           ---                                         ---
Rule 12g-4(a)(2)(i)                 Rule 12h-3(b)(2)(i)
                           ---                                         ---
                           ---                                         ---
Rule 12g-4(a)(2)(ii)                Rule 12h-3(b)(2)(ii)
                           ---                                         ---
                                                                       ---
                                    Rule 15d-6                         ---


Approximate number of holders of record as of the certification or notice date:
0

Pursuant to the requirements of the Securities Exchange Act of 1934, COLT Telecom Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: 20th January 2004                        By:    Mark A. Jenkins
                                                      Director Legal Services




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 22 January 2004                                COLT Telecom Group plc

                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary